PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Aurizon Mines Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2010 of our audit report dated March 18, 2011 relating to the financial statements of the Company as at December 31, 2010 and 2009 and for each of the years in the two year period ended December 31, 2010 and the effectiveness of internal control over financial reporting of Aurizon Mines Ltd. as at December 31, 2010.

Chartered Accountants

Vancouver, British Columbia

March 18, 2011

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